Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Term sheet to Product Supplement No. 39-A-VI Registration Statement No. 333-155535 Dated March 25, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due December 31, 2010

General

  The notes are designed for investors who seek a return of two times the appreciation of the MSCI EAFE® Index up to a maximum total return on the notes of 8.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 29, 2010 and are expected to settle on or about April 1, 2010.

Key Terms

Index:	The MSCI EAFE® Index (“MXEA”) (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 8.00%*. For example, assuming the Maximum Total Return is 8.00%*, if the Index Return is equal to or greater than 4.00%, you will receive the Maximum Total Return on the notes of 8.00%*, which entitles you to a maximum payment at maturity of $1,080.00* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 2)]

*The actual Maximum Total Return will be set on the pricing date and will not be less than 8.00%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,080.00.

Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level is equal to or declines from the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%)]
If the Ending Index Level declines from the Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about March 29, 2010.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 28, 2010†
Maturity Date:	December 31, 2010†
CUSIP:	48124ALC9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $6.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $6.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-174 of the accompanying product supplement no. 39-A-VI.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 25, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 8.00% (or a maximum payment at maturity of not less than $1,080.00) per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Index on the downside by virtue of the 10% buffer and you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity.
  DIVERSIFICATION OF THE MSCI EAFE® INDEX — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is published by MSCI and is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. As of November 2008 the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, which includes the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under “The MSCI EAFE® Index” in the accompanying product supplement no. 39-A-VI.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI.  Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we intend to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-1

accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 8.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-2

  the expected volatility of the Index;
  the time to maturity of the notes;
  the dividend rate on the equity securities underlying the Index;
  interest and yield rates in the market generally, as well as in the markets of the component securities composing the Index a variety of economic, financial, political, regulatory or judicial events;
  the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1550 and a Maximum Total Return of 8.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 8.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

2790.00	80.00%	8.00%
2635.00	70.00%	8.00%
2480.00	60.00%	8.00%
2325.00	50.00%	8.00%
2170.00	40.00%	8.00%
2015.00	30.00%	8.00%
1860.00	20.00%	8.00%
1782.50	15.00%	8.00%
1705.00	10.00%	8.00%
1627.50	5.00%	8.00%
1612.00	4.00%	8.00%
1588.75	2.50%	5.00%
1565.50	1.00%	2.00%
1550.00	0.00%	0.00%
1472.50	-5.00%	0.00%
1395.00	-10.00%	0.00%
1317.50	-15.00%	-5.00%
1240.00	-20.00%	-10.00%
1085.00	-30.00%	-20.00%
930.00	-40.00%	-30.00%
775.00	-50.00%	-40.00%
620.00	-60.00%	-50.00%
465.00	-70.00%	-60.00%
310.00	-80.00%	-70.00%
155.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-4

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1550 to an Ending Index Level of 1588.75. Because the Ending Index Level of 1588.75 is greater than the Initial Index Level of 1550 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 8.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 1395. Although the Index Return is negative, because the Ending Index Level of 1395 is less than the Initial Index Level of 1550 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1550 to an Ending Index Level of 1860. Because the Ending Index Level of 1860 is greater than the Initial Index Level of 1550 and the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 8.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 1085. Because the Index Return is negative and the Ending Index Level of 1085 is less than the Initial Index Level of 1550 by more than the Buffer Amount of 10%,the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 0. Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1550 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 7, 2005 through March 19, 2010. The Index closing level on March 24, 2010 was 1560.54. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

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